Filed by Royal Dutch Petroleum Company

This communication is filed pursuant to Rule 425 under The Securities Act of 1933, as amended.

Subject Company: Royal Dutch Petroleum Company

Registration Number: 333-125037

Date: July 19, 2005

LEGAL INFORMATION

Holders of ordinary shares of Royal Dutch Petroleum Company (N.V. Koninklijke Nederlandsche Petroleum Maatschappij) (“Royal Dutch”) are urged to carefully review the registration statement on Form F-4 (including the prospectus) and other documents relating to the Royal Dutch exchange offer (the “Royal Dutch Offer”) that have been or will be filed with, or furnished to, the US Securities and Exchange Commission (the “SEC”) by Royal Dutch Shell plc (“Royal Dutch Shell”) and the related solicitation/recommendation statement on Schedule 14D-9 that has been filed with the SEC by Royal Dutch and, as the case may be, the Royal Dutch Offer document and the prospectus which have been filed with, or furnished to, Euronext Amsterdam N.V. and the Dutch Authority for the Financial Markets by Royal Dutch Shell, regarding the Royal Dutch Offer, because each of these documents will contain important information relating to the Royal Dutch Offer. A free copy of the documents filed with the SEC (once filed) and other documents made public or filed with, or furnished to, the SEC by Royal Dutch Shell, Royal Dutch and The “Shell” Transport and Trading Company, p.l.c (“Shell Transport”) can be obtained at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge at the Royal Dutch Shell website at www.shell.com/unification or free of charge by contacting Investor Relations, Shell International B.V., FSK, PO Box 162, 2501 AN The Hague, The Netherlands.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART INTO ITALY OR JAPAN

The Royal Dutch Offer and the scheme of arrangement of Shell Transport (the “Scheme”) are not being and will not be made, directly or indirectly, in or into or by the use of the mails or any other means or instrumentality (including, without limitation, facsimile transmission, telex, telephone or internet) of interstate or foreign commerce of, or any such facilities of a national securities exchange of, Japan, and are not and will not be capable of acceptance by any such use, means, instrumentality or facilities from or within Japan. The Royal Dutch Offer and the Scheme are not being made to residents of Japan or in Japan. This document and other documents related to the Transaction must not be electronically provided to, nor accessed by, residents of Japan or persons who are in Japan. Copies of this document and any other documents related to the proposed transaction pursuant to which Royal Dutch Shell will become the holding company of Royal Dutch and Shell Transport (the “Transaction”) are not being, and must not be, mailed or otherwise distributed or sent to any person or company in or from Japan. Persons receiving this document (including custodians, nominees and trustees) or other documents related to the Transaction must not distribute or send them to any person or company in or from Japan.

The Royal Dutch Offer and the Scheme have not been notified to the Commissione Nazionale per le Società e la Borsa pursuant to applicable Italian securities laws and implementing regulations. Absent such notification, no public offer can be carried out in the Republic of Italy. Consequently, this document and other documents relating to the Transaction have not been, and cannot be, disclosed to any Italian residents or person or entity in the Republic of Italy and no other form of solicitation has been and can be, carried out in the Republic of Italy. This document and any document relating to the Transaction may not be mailed, distributed, disseminated or otherwise disclosed to any Italian residents or persons or entities in the Republic of Italy.

The Royal Dutch Offer is not to be made in New Zealand and may not be accepted by persons in New Zealand except as set out below. No prospectus has been registered with the New Zealand Registrar of Companies in accordance with the Securities Act 1978 (New Zealand) (the “New Zealand Securities Act”). Accordingly, neither the Royal Dutch Offer Document nor any other offering materials or advertisement in relation to the Royal Dutch Offer may be received by a person in New Zealand nor may Royal Dutch Shell Shares be offered directly or indirectly in New Zealand except in circumstances where there is no contravention of the New Zealand Securities Act (or any statutory modification or re-enactment of, or statutory substitution for, the New Zealand Securities Act).

The distribution of this document in jurisdictions other than The Netherlands, England or the US may be affected by the laws of the relevant jurisdiction. Interested persons should inform themselves about and observe all applicable requirements. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

CAUTIONARY STATEMENTS CONCERNING FORWARD LOOKING STATEMENTS

This document contains forward-looking statements that are subject to risk factors associated with the oil, gas, power, chemicals and renewables business as well as risks related to the Transaction. It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a variety of variables which could cause actual results, trends or reserves replacement to differ materially, including, but not limited to: the costs related to the Transaction; the failure of the Transaction to achieve the expected benefits; changes in dividend policy; the development of the trading market in Royal Dutch Shell shares; tax treatment of dividends paid to shareholders; the accounting implications of the Transaction and other factors affecting the Royal Dutch/Shell Group’s businesses generally, including, but not limited to, price fluctuations, actual demand, currency fluctuations, drilling and production results, reserve estimates, loss of market, industry competition, environmental risks, physical risks, risks associated with the identification of suitable potential acquisition properties and targets and successful negotiation and consummation of such transactions, the risk of doing business in developing countries, legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorisation of reserves, economic and financial market conditions in various countries and regions, political risks, project delay or advancement, approvals and cost estimates. Each forward-looking statement speaks only as of the date of the particular statement. Please refer to the Annual Report on Form 20-F for the year ended 31 December 2004 (as amended) for a description of certain important factors, risks and uncertainties that may affect the Royal Dutch/Shell Group’s businesses. None of Royal Dutch Shell, Royal Dutch, Shell Transport nor any member of the Royal Dutch/Shell Group undertakes any obligation to publicly update or revise any forward-looking statements as a result of new information, future events or other information. In light of these risks, the results of Royal Dutch Shell, Royal Dutch, Shell Transport, the Royal Dutch/Shell Group or the Royal Dutch Shell Group could differ materially from the forward-looking statements contained in this document.

THE FOLLOWING IS A Q&A DOCUMENT FOR USE WITH EXTERNAL STAKEHOLDERS ON AND AFTER JULY 20, 2005.

Q&A on Unification Transaction for use with external stakeholders

Not for publication or further distribution

1. What is the unification?
On 28 October 2004 the boards of Royal Dutch Petroleum Company and Shell Transport & Trading announced agreement to submit proposals to their shareholders for the unification of Royal Dutch and Shell Transport under a single parent company, Royal Dutch Shell plc. Royal Dutch Shell plc is incorporated in England and Wales and is headquartered and resident in The Netherlands for UK and Dutch tax purposes.

Royal Dutch and Shell Transport Shareholders approved the resolutions on unification at meetings on 28 June 2005.

The Transaction is being implemented by way of:

•	A public exchange offer by Royal Dutch Shell plc for all Royal Dutch ordinary shares (the “Royal Dutch Offer”). At the close of the acceptance period shareholders had tendered ordinary shares representing 91.69% of all issued and outstanding Royal Dutch shares. A subsequent acceptance period has been announced which will expire on August 9, 2005; and

•	The acquisition of Shell Transport by Royal Dutch Shell plc pursuant to a Scheme of Arrangement of Shell Transport under the Companies Act (the “Scheme”) which was sanctioned by the High Court on July 19, 2005.

For more details go to www.shell.com/unification

2. Can you explain the expected benefits?
We believe the unification will deliver:

•	Increased clarity and simplicity of governance. For example: a much simplified board structure: one smaller, single tiered board, headed by a single non-executive Chairman with a single Chief Executive overseeing one Company.

•	Increased management efficiency. For example: Going from two headquarters to one, from two annual reports to one, centralisation of key functions such as Finance and Legal, and streamlined authorities and decision-making processes for business proposals.

•	Increased accountability. For example: the reporting relationships, where the Chief Executive reports to the Board, and the Executive Directors report directly to the Chief Executive. And again, the drive for accountability extends into each of the Businesses and major Functions. In Finance, for example, Executive VPs of Finance for the Businesses and the major Functions report to the CFO.

3. Why has Shell decided to undertake this structural change? Is this a result of the reserves recategorisations?

•	The Group has always aimed to be at the forefront of good corporate governance and to meet shareholders’ expectations. A key element of this is ensuring a corporate structure that allows the company to succeed in today’s challenging business environment.

•	A review of the structure and governance was carried out during 2004 by a steering group drawn from the Boards of the Group’s two parent companies, Royal Dutch Petroleum Company and Shell Transport & Trading. Its remit was to consider the best structure for the Group and how to improve the leadership, decision-making processes and the personal accountability of management. The steering group heard the views of a large number of institutional shareholders and shareholder organisations and considered a wide range of solutions, in the end opting for what it believed to be the simplest and clearest. The steering group’s final recommendations received the unanimous support of the Boards and were announced on 28 October 2004 (see question 1).

4. What are the implications for Shell in [country]?

•	Transparency, clarity, simplicity and accountability are essential elements to help Shell seize the business opportunities ahead.

•	The new structure improves our ability to deliver Shell’s strategy and to achieve optimal shareholder return.

•	The new structure creates greater clarity for our engagement with major resources holders and stakeholders.

Holders of ordinary shares of Royal Dutch Petroleum Company (N.V. Koninklijke Nederlandsche Petroleum Maatschappij) (“Royal Dutch”) are urged to carefully review the registration statement on Form F-4 (including the prospectus) and other documents relating to the Royal Dutch exchange offer (the “Royal Dutch Offer”) that have been or will be filed with, or furnished to, the US Securities and Exchange Commission (the “SEC”) by Royal Dutch Shell plc (“Royal Dutch Shell”) and the related solicitation/recommendation statement on Schedule 14D-9 that has been filed with the SEC by Royal Dutch and, as the case may be, the Royal Dutch Offer document and the prospectus which have been filed with, or furnished to, Euronext Amsterdam N.V. and the Dutch Authority for the Financial Markets by Royal Dutch Shell, regarding the Royal Dutch Offer, because each of these documents will contain important information relating to the Royal Dutch Offer. A free copy of the documents filed with the SEC (once filed) and other documents made public or filed with, or furnished to, the SEC by Royal Dutch Shell, Royal Dutch and The “Shell” Transport and Trading Company, p.l.c (“Shell Transport”) can be obtained at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge at the Royal Dutch Shell website at www.shell.com/unification or free of charge by contacting Investor Relations, Shell International B.V., FSK, PO Box 162, 2501 AN The Hague, The Netherlands.